[LOGO]  KOOR INDUSTRIES LTD.
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                                                         Office of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax:972-3-6238425

                                                         2 JUNE 2003

The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97  Yafo  St.
Jerusalem  95464          Tel Aviv 65202              Jerusalem 91007
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Fax: 02-6513940           Fax: 03-5105379
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Dear Sirs,


RE:  IMMEDIATE REPORT (NO.11/2003)
     KOOR INDUSTRIES LTD.(COMPANY NO. 52-001414-3)
     ---------------------------------------------

Koor Industries Ltd. (hereinafter: "KOOR" or "THE COMPANY") hereby announces as follows:

1. Today the Company has published in the United States 2 press releases regarding the following matter:

     o Board of Directors decision regarding the new stock option plan for directors, officers and employees of the Koor Group.

     o    Sale of shares in Makhteshim Agan Industries Ltd.

2.   Attached please find the press releases.



                                     Yours Sincerely,


                                     Shlomo Heller, Adv.
                                       Legal Counsel

       KOOR INDUSTRIES' BOARD OF DIRECTORS RECOMMENDS NEW INCENTIVE PLAN

TEL AVIV, ISRAEL - June 5, 2003 - Koor Industries Ltd. (NYSE: KOR) ("Company of "Koor"), a leading Israeli investment holding company, announced today that its Board of Directors has decided to recommend on a new stock option plan for the directors, officers and other employees of the Koor Group. The plan will be brought before the general assembly, towards the end of July 2003, for approval.

According to the proposed plan, Koor will allocate 1,200,000 Options for distribution. 350,000 will be allocated for distribution to the company's directors (except for the directors related to the controlling shareholders). 175,000 Options will be allocated for distribution to the Chief Executive officer, Mr. Jonathan Kolber, who currently has no Options. 450,000 Options will be allocated for distribution to Koor Group officers and employees, and 225,000 Options will be allocated for future distribution to Koor Group officers and employees.

The Options will be vested over a three year period, and exercisable at NIS 89.7 (currently approx. $20.5, or equivalent to $4.1 per ADS), representing the closing price of Koor's share on the Tel Aviv Stock Exchange on June 4, 2003, which was the last trading day prior to the date on which the plan was approved by the Board of Directors.

ABOUT KOOR
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company`s SEC filings.

mailto:
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

KOOR INDUSTRIES LTD. ANNOUNCES THAT IT HAS SOLD 9.4 MILLION SHARES OF MAKHTESHIM AGAN INDUSTRIES

TEL AVIV, ISRAEL - June 5, 2003 - Koor Industries Ltd. (NYSE: KOR) ("Koor"), a leading Israeli investment holding company, announced today that it has sold 9,356,517 shares in Makhteshim Agan Industries ("Makhteshim Agan"), for NIS
105.3 million (approx. $24.1 million on the date of sale). Koor will record a capital gain in the second quarter of 2003. Once completed, Koor will hold 49.8% of the voting capital of Makhteshim Agan.

Jonathan Kolber, Chief Executive Officer of Koor Industries said today, "Makhteshim Agan Industries has presented strong financial and share performance in recent quarters, and we continue to believe this is one of the strongest companies in our portfolio" he added "however, as an investment company, the current sale is in line with our strategy of identifying high yield investment and sale opportunities. We continue to work closely with Makhteshim Agan, strongly support its management and strategy, and intend to continue to hold a significant share in the company".

ABOUT KOOR
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

FOR FURTHER INFORMATION, PLEASE CONTACT:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company`s SEC filings. mailto:
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